Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Whirlpool 401(k) Retirement Plan (Plan) of Whirlpool Corporation of our reports (a) dated February 22, 2012, with respect to the consolidated financial statements and schedule of Whirlpool Corporation as of December 31, 2011 and 2010 and for the three years ended December 31, 2011, and the effectiveness of internal control over financial reporting of Whirlpool Corporation as of December 31, 2011, included in its Annual Report (Form 10-K), and (b) dated June 24, 2011, with respect to the financial statements of the Whirlpool 401(k) Retirement Plan included in the Plan’s Annual report (Form 11-K), for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

February 24, 2012